UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-53595
NOTIFICATION OF LATE FILING	CUSIP NUMBER 867877102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended	January 31, 2010
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
SUNWIN INTERNATIONAL NEUTRACEUTICALS, INC.
Full Name of Registrant
Not applicable
Former Name if Applicable
6 SHENGWANG AVENUE
Address of Principal Executive Office(Street and Number)
QUFU, SHANDONG, CHINA 273100
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended January 31, 2010 due to a delay in obtaining and compiling information required to be included in its Form 10-Q, which delay could not be eliminated by Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Dongdong Lin	86-537	442-4999
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes o No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SUNWIN INTERNATIONAL NEUTRACEUTICALS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2010	By:	/s/ Dongdong Lin
Dongdong Lin
Chief Executive Officer and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Part IV - Other Information

Supplemental response to Part IV.

The following items will have a significant effect on the Company’s results of operations for the three and nine month periods ended January 31, 2010 (“current periods”) as compared to the same periods ended January 31, 2009 (“prior periods”) as the following charges are expected to be taken in the current periods that did not occur or did not occur to the same extent in the prior periods:

Description	Three months ended January 31, 2010	Nine months ended January 31, 2010
Impairment charges related to inventory (1)	$565,630	$565,630
Research and development expenses (2)	583,078	670,680
Loss on change in fair value of derivative liability (3)	124,992	58,758
Equity in loss of equity method investee (4)	71,076	216,132
Loss on disposition of property and equipment (5)	1,100,813	1,100,813

(1)
The Company assessed its materials and supplies inventory at January 31, 2010 and determined the book value of inventory exceeded the market value of the materials and supplies inventory. The assessment resulted in an impairment of $565,630 for the three and nine months ended January 31, 2010 and no impairment for the comparative periods in the prior fiscal year.

(2)
In November 2009 the Company's subsidiary, Qufu Shengren Pharmaceutical Co., Ltd. ("Qufu Shengren") signed the Stevioside Extraction Technology Transfer Agreement to obtain the ownership of an exclusive stevioside extraction technology from an unrelated third party. The technology allows Qufu Shengren to produce stevioside containing 60% Reb A content and 95% above stevioside. According to the terms, the Company agreed to issue 1,000,000 shares of its common stock with a fair value of $260,000 and pay $73,133 in cash. During the first nine months of fiscal 2010, we paid $73,133 to the third party we have not issued any shares in connection with this agreement.

In December 2009 Qufu Shengren signed the 98% Reb A Steviosides Extraction Technology Transfer Agreement with an unrelated third party. According to the agreement, the scope of services covers the development of an extraction process in the lab provided by Qufu Shengren. This process will allow Qufu Shengren to produce stevioside containing 98% Reb A content and residues less than 2%. As compensation for services the Company agreed to issue 684,200 shares of our common stock with a fair value of $157,366. Either party who fails to execute the agreement is obliged to compensate the counterpart with $146,265 for penalty. During the first nine months of fiscal 2010, the Company have no shares issued in connection with this agreement.

Overall, total research and development expenses during the third quarter of fiscal 2010 and 2009 were $583,078 and $1,746, respectively, and total research and development expenses during the first nine months of the fiscal 2010 and 2009 were $670,680 and $35,627, respectively.

(3)
The Company recorded a loss recorded based upon the change in fair value of our derivative liability related to our common stock purchase warrants. In accordance with ASC 815, the Company revalued the liability at each reporting period recognizing a loss of $124,992 and $58,758 for the three and nine months ended January 31, 2010 as a result of the change in fair value.

(4)
On May 11, 2009 the Company converted our former subsidiary Sunwin Stevia International, a Florida Corporation, into Sunwin USA, LLC, a Delaware limited liability company and contributed $423,493 of net assets into the newly formed entity. The Company retained a 55% ownership interest in the new company, but the assumption to consolidate this entity based on our greater than 50% ownership interest is overcome due to the aggregate impact of veto and approval rights of the minority voting interest.  The Company recognized its equity in loss of equity method investee of $71,076 and $216,132 for the three and nine months ended January 31, 2010.

(5)
In November 2009, the Qufu City Environmental Protection Agency provided us notice to cease operations and vacate by December 31, 2009 our 36,000 square foot stevioside production facility that the Company leased from Qufu ShengDa Industry Co., Ltd., and unaffiliated government entity. This notice followed a city policy to cease operations of factories not located in newly zoned areas of the city. In connection with the cessation of operations at this facility, the Company abandoned production equipment located at this facility and the Company recognized a loss on disposal of equipment attributable to this event of $1,100,813.